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03053444



SEC MAIL
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MAY 30 2003
WASH, D.C.
184
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SEC FILE NUMBER
~~8-39549~~ 8-48743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BEANPOT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Gage Street 2nd Floor
(No. and Street)

Winnetka	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O' Callahan — 312-786-5961
(Area Code - Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave.	Western Springs,	IL	60558
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O' Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beanpot Financial Services, Inc, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title


"OFFICIAL SEAL"
DAVID H. LANGENBACH
Notary Public, State of Illinois
My Commission Exp. 08/12/2003

Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEANPOT FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2003

Beanpot Financial Services, Inc.
Annual Report
For the Year Ended March 31, 2003

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Beanpot Financial Services, Inc.

We have audited the accompanying statement of financial condition of **Beanpot Financial Services, Inc.** as of March 31, 2003, and the related statements of income, changes in stockholders Equity, and cash flows for the year ending March 31, 2003. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Beanpot Financial Services, Inc.** as of March 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPAs PC

May 27, 2003

Beanpot Financial Services, Inc.
Statement of Financial Condition
March 31, 2003

ASSETS

Cash	$	171,572
Accounts Receivable from broker-dealer		193,939
Due from FCM		1,190
Other loan receivable		21,998
	$	388,699

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Salaries payable	$	64,316
Accrued expenses payable		0
Due to shareholders		0
		64,316
Stockholders Equity		
Common Stock - no par value		
1000 shares authorized 500		
issued and outstanding		1,000
Preferred Stock - 100 Par value 8% Non-cummulative		
1000 shares authorized 500 issued and outstanding		50,000
Additional paid in capital		44,566
Retained earnings		228,817
		324,383
	$	388,699

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Income
For the Year Ended March 31, 2003

REVENUES	
Commissions on SEC	$ 1,357,924
Commissions on CFTC	153,108
Other income	(1,767)
Total Revenues	1,509,265
EXPENSES	
Payroll Expense	529,581
Professional fees	6,450
Insurance	43,998
Data services, on-line fees and quote fees	815,882
Telephone and communication charges	26,523
Other operating expenses	108,439
Total Expenses	1,530,873
Net income before provision of income taxes	(21,608)
Provisions for taxes	0
Net Income for year	$ (21,608)

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Changes of Stockholder's Equity
For the year ended March 31, 2003

	COMMON STOCK	PREFERRED STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances					
April 1, 2002	$1,000	$50,000	$44,566	$250,425	$345,991
				0	
Net Income for year				(21,608)	($21,608)
March 31, 2003	$1,000	$50,000	$44,566	$228,817	$324,383

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operations		
Net Income	$	(21,608)
Adjustments to reconcile net income to cash used in operations:		
Decrease in accounts receivable		78,906
Decrease in taxes payable		0
Increase in Accounts payable		64,316
Net cash provided by operating activities		143,222
Cash flows from financing activities		
Increase in loans from shareholders		0
Increase in loans/advances		8,852
Net cash provided from financing activities		8,852
Change in Cash	$	130,466
Cash at beginning of year		41,106
Cash at end of year	$	171,572

The accompanying notes should be read in conjunction with the financial statements

BEANPOT FINANCIAL SERVICES, INC.
(An Illinois corporation)
Notes to Financial Statements
March 31, 2003

1. COMPANY ORGANIZATION

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 16, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is also a guaranteed introducing broker (IB). The guarantor is Refco, Inc. a registered Futures Commission Merchant (FCM) and a registered broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears certain of its proprietary and commission transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. .

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a calendar year for tax purposes. For the year ending March 31, 2003 the Company incurred no tax liabilities.

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined,

BEANPOT FINANCIAL SERVICES, INC.
(An Illinois corporation)
Notes to Financial Statements
March 31, 2003

equal to the greater of $30,000 or 6 2/3% of aggregate indebtedness. At March 31, 2003, net capital was $272,385 in excess of the required minimum net capital.

5. Commissions received in advanced (soft dollar arrangement).

The Company during the year incurs data and transaction expenses for their customers. The expenses are passed on to there clients based on their volume of transaction activity for the year. The expenses are normal and recurring expenses in which the customers have paid for a period of up to six months in advance. The commissions will be match with those expenses for that period.

6. Preferred stock

The preferred stock is an 8% non-commutative dividend paying stock.

SCHEDULE I

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
March 31, 2003

Total stockholder's equity	$ 324,383
Haircut's required	0
Non allowable assets	21,998
Net Capital	302,385
Minimum net capital requirement	30,000
Excess Net capital	$ 272,385
Excess net capital at 1000%	$ 295,954

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expenses payable	$	0
Salaries payable		64,316
Loans from shareholders		0
	$	64,316

Ratio: Aggregate Indebtedness to Net Capital	21.2696% to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5
There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part IIA Focus reported as of March 31, 2003.

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

BEANPOT FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2003

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: THE COMPANY, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Beanpot Financial Services, Inc.

In planning and performing our audit of the financial statements of **Beanpot Financial Services, Inc.** for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Beanpot Financial Services, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute

of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
May 27, 2003

Beanpot Financial Services, Inc.
Reconciliation from audit report to FOCUS
For the year ended March 31, 2003

Balance Sheet

Assets per audit report	$	388,699.47
Assets per FOCUS filing		406,701.93
difference		18,002.46
reclass of due to shareholder to loan to shareholder		(18,002.46)
Liabilities per audit report		64,316.00
Liabilities		69,146.00
difference		4,830.00
reclass of due to shareholder		(18,002.00)
expense of payroll tax receivable		13,172.00
difference		0.00
Income statement per audit report		(21,607.74)
Income per FOCUS filing		(8,435.52)
differnece is write off of payroll tax asset		(13,172.22)

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING March 31, 2003.

To the best of my knowledge and belief, the information contained herein is accurate and complete.



John O'Callahan
Corporate Officer